Law Offices
SEC ATTORNEYS, LLC
Two Corporate Drive, Suite 234
Shelton, Connecticut 06484-6213
1.203.222.9333 Tel	Securities, Hedge Funds, Corporate,
1.203.225.1244 Fax	Tax, International, Mergers and
www.secattorneys.com	Acquisitions and Related Matters

October 24, 2011

Filed via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           AudioEye, Inc. - Amended Form S-1 Registration Statement

To Whom It May Concern:

On behalf of AudioEye, Inc., Commission File Number 000-1362190, I enclose Amended Form S-1 Registration Statement Under The Securites Act of 1933.    The amendment is in the date of thr auditors report.  The auditors report date was changed from October 19, 2011 to October 21, 2011 at the request of the auditors to conform with the consent to file date of October 21, 2011.  In all other respects the filings are identical.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

cc: David L. Ficksman, Esq. [TroyGould PC]

SEC ATTORNEYS, LLC IS A PRIVATELY OWNED LAW FIRM NOT AFFILIATED WITH ANY GOVERNMENTAL AGENCY